UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2012

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        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated August 20, 2012.

Exhibit 99.1

Golar LNG Ltd: De-listing from the Oslo Stock Exchange

Following the decision from the Oslo Stock Exchange of 24 July 2012, the last day of trading of Golar LNG Ltd's shares on the Oslo Stock Exchange will be 30 August 2012. Further details with regards to the implications for shareholders are discussed in the attachment to this release.

Golar LNG Limited

Hamilton, Bermuda

August 20, 2012

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

GOLAR LNG LTD: FURTHER INFORMATION CONCERNING DE-LISTING FROM THE OSLO BORS

To assist existing shareholders the Company has decided to maintain its sub-register of shareholders in the Norwegian VPS-system following de-listing. Shareholders currently holding their shares through this sub-register can thus continue to hold their shares in the Company in this manner if they so wish.

To facilitate continuous trading based on the sub-register in the VPS-system, the Company has furthermore concluded an agreement with Fondsmeglerners Informasjonstjeneste AS on the distribution of price relevant company information relating to their trading support system for unlisted shares.  Going forward, it will thus be possible for Norwegian shareholders holding their shares in the Norwegian VPS-register to keep themselves updated on the Company's development and the trading price for its shares within Norway.  For this reason, the Company will not do anything further to encourage its VPS-based shareholders to transfer their shares out of the VPS sub-register and into the US-based sub-register of shareholders it maintains as a basis for its primary listing on NASDAQ.  Shareholders wishing to do this on an individual basis should consult their broker.

In response to a number of recurring enquiries the Company has prepared the Question and Answer schedule below that addresses various other aspects of the delisting and its implications for Norwegian shareholders.

Q	Do I have to sell my shares by August 30th?
A

No. As it announced in its Special General Meeting notice on 23 May, 2012, Golar LNG will keep its shares registered in the Norwegian VPS system for at least 9 months after August 30th 2012. Although the company cannot commit to keeping its VPS account open beyond the end of May 2013, it will monitor this situation and make further announcements in the event circumstances change.

Q	After the shares are delisted from the Oslo Bors, where will the Company’s shares be listed?
A	The Company’s shares will continue to be listed on the NASDAQ. Golar LNG is currently applying for an OTC listing which means you will also be able to trade your shares in Norway after August 30th.

Q	How do I convert my shares to NASDAQ or Oslo OTC?
A

A pre-existing US/Norway conversion program for Golar LNG shares will continue after August 30th. Your shares will be tradable on the NASDAQ and the Oslo OTC without any action required from you. Contact your broker if you would like to convert your shares to/from the US.

Q	Can Golar transfer shares directly to a shareholder’s Ameritrade or other US broker account?
A

Our share custodian, Nordea, can do this for you however there will be a NOK 650,00 charge from them for this service. In order to convert your shares to a US broker account, please contact your local broker.

Q	Will the shares be listed on the NASDAQ and Oslo OTC at no cost to me?
A	Your existing shares will be listed on both at no cost to you. However, if you would like to convert your shares between the two markets a fee will apply.

Q	How will dividends and sales/purchases be reported to Norwegian tax authorities?
A

The shares on Oslo OTC will still be registered in the VPS system. Dividend payments and other corporate actions will also be registered in the VPS and VPS will report dividends to Norwegian Tax Authorities as they have done in the past.

Q	Do I need to provide my accountant with any paperwork as a result of the delisting?
A	No, your shares will still be on your VPS account. Nothing will change when delisting the shares from the Bors and listing on the Oslo OTC.

Q	Are there any tax implications for Norwegian investors?
A

There will be no tax implications if Norwegian investors keep their shares on their VPS account. However, if shareholders move their shares to a US broker account (Convert their shares to the US) this will be seen as a realization of the shares listed in Oslo and a profit/loss will be reported to Norwegian Tax Authorities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: August 20, 2012	By:	/s/ Brian Tienzo Brian Tienzo Principal Financial Officer